	FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
|_|	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Morris, Michael G.	2. Issuer Name and Ticker or Trading Symbol NORTHEAST UTILITIES (NU)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X    Director*                              10% Owner
X    Officer (give title below)          Other (specify below)

Chairman of the Board, President and Chief Executive Officer
          *Trustee

(Last) (First) (Middle) c/o Northeast Utilities 107 Selden Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/1/2002
(Street) Berlin, CT 06037		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date,if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares, $5 par value								1,007 shs See Note 1	I	By 401k Trustee
Common Shares, $5 par value								4,531 shs See Note 2	I	Deferred Comp Plan
Common Shares, $5 par value	2/23/2002		J	V	2,214 shs See Note 3	D	$18.60
Common Shares, $5 par value	2/25/2002		A	V	23,407 shs See Note 4	A	$18.58	72,483 shs	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Purchase	$18.45	2/25/2002		A	V	130,600		See Note 5	2/25/ 2012	NU Common Shares, $5 par	130,600	N/A
Options to Purchase	$16.55	11/1/2002		A		500,000		See Note 6	8/20/ 2012	NU Common Shares, $5 par	500,000	N/A	1,673,526	D

Explanation of Responses:
Note 1. Shares held in trust under the Northeast Utilities Service Company 401k Plan, a qualified plan,as of October 31, 2002, according to information suppled by the plan's recordkeeper.
Note 2. Shares receipt of which has been deferred pursuant to the Northeast Utilities Deferred Compensation Plan for Executives, an excess benefit plan, as of October 31, 2002, according to information supplied by the plan's recordkeeper.
Note 3. Disposition of restricted shares to satisfy tax obligation upon vesting.
Note 4. Grant of restricted shares, vesting one-third on each of 2/25/2003, 2/25/2004, and 2/25/2005.
Note 5. One-third on each of 2/25/2003, 2/25/2004, and 2/25/2005.
Note 6. Vests on 8/20/2007, absent earlier termination. Earlier pro rata vesting in the event of death, involuntary termination without cause, or termination following change of control.

/s/ Michael G. Morris **Signature of Reporting Person	November 4, 2002 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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